Mail Stop 0306

February 1, 2005



Via: US Mail and Facsimile to (510) 623-9686


Mr. Gary L. Larson
Vice President of Finance and Chief Financial Officer
Aehr Test Systems
400 Kato Terrace
Fremont, CA  94539

	RE:	Aehr Test Systems
		Form 10-K for the fiscal year ended May 31, 2004
		Form 10-Q for the quarter ended August 31, 2004
		Form 10-Q for the quarter ended November 30, 2004
      File No. 000-22893

Dear Mr. Larson:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year May 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Pages 13-27

Results of Operations

Net sales - Page 16
1. When you cite more than one factor in explaining the change in a financial statement line item, the amounts of the individual factors cited, including offsetting factors, should be separately quantified.
For example, revise future filings to quantify the amount of increase in sales of MTX and related products. In addition, each significant factor that contributed to the significant variances in net sales, gross profit and the expense amounts should also be quantified and discussed. We see that you have not consistently identified and discussed reasons for changes in financial statement line items. Please apply throughout MD&A to the extent practicable in future filings.
2. Supplementally and in future filings provide more details of the reason that the increase in net sales related to the turnkey project that includes a significant pass-through component resulted in lower gross profit margins. More details should be provided of the declining trend in gross profit margins and whether this is expected to continue.

Liquidity and Capital Resources - Page 17
3. We note that your accounts receivable balances increased significantly for the fiscal year ended 2004 when compared with the year ended 2003. Revise future filings to discuss the reasons for the significant increases in the 2004 balances and the resulting impact as a source or use of your cash. In addition, the significant variances in the balance sheet amounts should also be discussed in future filings.
4. Revise future filings to disclose your capital resources commitments as of the end of the fiscal year, and the anticipated funding sources. Refer to Item 303(2) of Regulation S-K.









Financial Statements

Consolidated Statements of Operations - Page 31
5. We note on page 5 that you license the "Test Fixture" products to others to manufacture and sell. We also note that the royalty revenues account for about 16 percent of your net sales. Revise future filings of your consolidated statements of income to separately disclose revenues from the sale of products, services, rental, royalties and other products if the revenues from any individual referenced component are more than 10 percent of total revenues for the year. Related costs and expenses should also be disclosed separately. Refer to Rule 5-03(b)(1) and (2) of Regulation
S-X.

Notes to Consolidated Financial Statements:

Note 1: Summary of Significant Accounting Principles and Policies

Revenue Recognition - Page 35
6. We see that you recognize revenue when products are shipped and that some revenues are deferred for products or services subject to acceptance provisions. We also see on page 5 that your sales are, in part, made through distributors. Revise and expand future filings to address the following:
a. Description of the significant terms of your arrangements with distributors, including but not limited to pricing, payment and return policies;
b. Demonstration that revenue recognition at shipment is appropriate for transactions with distributors;
c. Clarify the accounting for any special arrangements with distributors such as price protection, service contracts, rights of return and other discounts, credits or special terms.
d. How you considered paragraph 6 of SFAS 48;
e. Whether your arrangements with these distributors or any other parties ever include vendor consideration as described in EITF 01-09;
f. Description of the nature and extent of the EITF 01-09 consideration and how you accounted for it.

7. Supplementally and in future filings provide details of whether the Company`s products and services have multiple deliverables and clarify the accounting treatment under EITF 00-21.




Note 13 - Segment Information - Page 45
8. You disclose that you operate in one industry segment. Do you mean one reportable segment pursuant to SFAS 131? Tell us how you applied the guidance of paragraphs 10 through 24 of SFAS 131.

Form 10-Q for the periods ended August 31, 2004 and November 30,
2004
9. You should consider the comments on the Form 10-K when preparing future Forms 10-Q.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

 	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Enunwaonye, Staff Accountant, at
(202)
824-5529 or me, at (202) 942-1791 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 942-1984 with any other concerns.



							Sincerely,


							Brian Cascio
							Accounting Branch Chief

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Mr. Gary L. Larson
Aehr Test Systems
February 1, 2005
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